UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 6, 2022

ADTRAN, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	000-24612	63-0918200
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

901 Explorer Boulevard Huntsville, Alabama		35806-2807
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (256) 963-8000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, Par Value $0.01	ADTN	The NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On July 6, 2022, Acorn HoldCo, Inc. (“Acorn HoldCo”), a wholly-owned subsidiary of ADTRAN, Inc., issued a press release announcing that Acorn HoldCo and ADVA Optical Networking SE (“ADVA”) have agreed to enter into negotiations regarding the conclusion of a domination agreement or a domination and profit and loss transfer agreement within the meaning of Sec. 291 para. 1 of the German Stock Corporation Act (Aktiengesetz) between ADVA, as the dominated entity, and Acorn HoldCo (or a subsidiary yet to be established), as dominating entity. A copy of Acorn HoldCo’s press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

The information included in, or furnished with, Item 7.01 of this Current Report on Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following exhibit is filed with this report:

99.1	Press Release of Acorn HoldCo, Inc., dated July 6, 2022

104	Cover Page Interactive Data File – the cover page iXBRL tags are embedded within the Inline XBRL document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ADTRAN, Inc.
Date: July 7, 2022

	By:	/s/ Michael Foliano
Michael Foliano
Senior Vice President of Finance and Chief Financial Officer

Exhibit 99.1

Start of Negotiations of a Domination Agreement or a

Domination and Profit and Loss Transfer Agreement between

Acorn HoldCo, Inc. and ADVA Optical Networking SE

HUNTSVILLE, AL.—(July 6, 2022) – Acorn HoldCo, Inc. (“Acorn HoldCo”) and ADVA Optical Networking SE (“ADVA”) agreed to enter into negotiations regarding the conclusion of a domination agreement or a domination and profit and loss transfer agreement within the meaning of Sec. 291 para. 1 of the German Stock Corporation Act (Aktiengesetz) between ADVA as the dominated entity and Acorn HoldCo (or a subsidiary yet to be established) as dominating entity.

On 12 November 2021, Acorn HoldCo published the offer document (the “Offer Document”) for its voluntary public takeover offer to the shareholders of ADVA regarding the acquisition of all non-par value bearer shares in ADVA Optical Networking SE (ISIN DE0005103006) (the “ADVA Shares”) for 0.8244 shares of common stock of Acorn HoldCo, Inc. in exchange for one (1) ADVA Share (the “Takeover Offer”).

Acorn HoldCo has secured 65.43% of all ADVA Shares via the Takeover Offer. The additional acceptance period of the Takeover Offer has ended on 14 February 2022. The final offer condition has been satisfied on 6 July 2022. Against this background, Acorn HoldCo is certain that in its assumption that following the closing of the Takeover Offer, it will have the required voting power in the general meeting of ADVA to resolve upon the approval of a domination agreement or a domination and profit and loss transfer agreement which is intended to be implemented prior to 31 December 2022. The effectiveness of the DPLTA is intended to allow both companies to fully integrate and work towards achievement of operational synergy targets.

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Important Information for Investors and Stockholders

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares in ADVA. The voluntary public takeover offer (Offer) itself, as well as its terms and conditions and further provisions concerning the Offer, are set forth in the offer document. Shareholders of ADVA are strongly advised to thoroughly read the offer document and all other relevant documents regarding the Offer.

Furthermore, this communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between ADTRAN and ADVA, Acorn HoldCo, Inc. (“Acorn HoldCo”) has filed a Registration Statement on Form S-4 with the SEC, which includes (1) a proxy statement of ADTRAN that also constitutes a preliminary prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. The registration statement was declared effective by the SEC on December 2, 2021 and ADTRAN has mailed the definitive proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of ADTRAN and a wholly-owned subsidiary of Acorn HoldCo. Acorn HoldCo has also filed the Offer Document with BaFin, the publication of which has been approved by BaFin and which has been published.

INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

The Offer is exclusively subject to the laws of the Federal Republic of Germany and certain applicable provisions of securities laws of the United States of America. Any agreement that is entered into as a result of accepting the Offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.

Investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by ADTRAN and Acorn HoldCo through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by ADTRAN will be available free of charge at https://investors.adtran.com and under the heading “SEC Filings”. Furthermore, the German language version of the offer document has been published by way of announcement on the internet at https://acorn-offer.com and by keeping available copies free of charge at the settlement agent. A copy of the non-binding English translation of the offer document, which has not been reviewed by BaFin, may also be obtained on the internet at https://acorn-offer.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,”

“continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond ADTRAN and ADVA’s control.

These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination; regulatory or other limitations imposed following the closing of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the ADTRAN and ADVA businesses; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the publicity surrounding or consummation of the proposed business combination could have adverse effects on the market price of ADTRAN’s common stock or ADVA’s common shares or the ability of ADTRAN and ADVA to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Acorn HoldCo may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that ADTRAN, ADVA or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in ADVA’s annual and interim financial reports made publicly available and ADTRAN’s and Acorn HoldCo’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in ADTRAN’s Form 10-K for the fiscal year ended December 31, 2021 and ADTRAN’s Form 10-Q for the quarterly period ended March 31, 2022, which are available via the SEC’s website at https://www.sec.gov.

The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus that are included in the Registration Statement on Form S-4 that has been filed by Acorn HoldCo with the SEC and in the Offer Document that has been filed by Acorn HoldCo with BaFin and that has been published in connection with the contemplated business combination, as well as in any prospectuses or supplements. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than ADTRAN, ADVA or Acorn HoldCo has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to ADTRAN, ADVA and Acorn HoldCo on the date hereof, and each of ADTRAN, ADVA and Acorn HoldCo disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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